UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No.                 )*

FIRST-KNOX BANC CORP.
Name of Issuer

COMMON SHARES, par value $3.125 per Share
Title of Class of Securities

320656101
CUSIP number

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

page 1 of 5



CUSIP No. 320656101           13G/A            Page 2 of 5 Pages

1.   NAME OF REPORTING PERSON
     S.S or I.R.S. INDENTIFICATION NO. OF ABOVE PERSON

     First-Knox National Bank, Trust Department, Trustee


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     Not Applicable                                    (a) [  ]

                                                       (b) [  ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF           5.   SOLE VOTING POWER
SHARES                   137,599 Shares

BENEFICIALLY        6.   SHARED VOTING POWER
OWNED BY                 53,869 Shares

EACH                7.   SOLE DISPOSITIVE POWER
REPORTING                79,969 Shares

PERSON WITH         8.   SHARED DISPOSITIVE POWER
                         63,436 Shares

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     193,915 Shares

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES* [    ]

     Not Applicable

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.16%

12.  TYPE OF REPORTING PERSON*

     BK


Page 2 of 5 pages



Schedule 13G/A                      Page 3 of 5 pages

Item 1.
(a)  Name of Issuer

     First-Knox Banc Corp.

(b)  Address of Issuer's Principal Executive Offices

     One South Main Street
     P.O. Box 871
     Mount Vernon, OH  43050

Item 2.
(a)  Name of Person Filing

     First-Knox National Bank, Trust Department, Trustee

(b)  Address of Principal Business Office or, If None,
     Residence.

     One South Main Street
     P.O.Box 871
     Mount Vernon, OH  43050

          (c)  Citizenship
               United States

          (d)  Title of Class of Securities
               Common Shares

          (e)  CUSIP Number
               320656101

Item 3.
          The filing person is:

          [X] Bank as defined in Section 3(a) (6) of the Securities Exchange Act of 1934.

Item 4.   Ownership

          (a)  Amount beneficially owned:  193,915 Shares

          (b)  Percent of class:  5.16%

Page 3 of 5 Pages



Schedule 13G/A                         Page 4 of 5 pages

          (c)  Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote:

                    137,599 shares

               (ii) Shared power to vote of to direct the vote:

                    53,869 shares

               (iii)Sole power to dispose of to direct the
                    disposition of:
                    79,969 shares

               (iv) Shared power to dispose or to direct the
                    disposition of:
                    63,436 shares

Item 5.   Ownership of 5% or Less of a Class

          Not applicable.

Item 6.   Ownership of More than 5% on Behalf of Another Person.

          Persons other than the Reporting Person possess the power to receive or direct the receipt of dividends as to all of the 63,436 shares listed in response to Item 4(c) (iv) above. In addition, persons other than the Reporting Person possess the power to receive or direct the receipt of dividends as to certain other common shares of First-Knox Banc Corp. held by the Reporting Person as trustee. No such other person has such interest relating to more than 5% of the common shares of First-Knox Banc Corp. The Reporting Person possesses no power to received any proceeds from the sale of any shares reported, other than as trustee of the accounts in which such shares are held.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent
          Holding Company.

          Not Applicable.

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Schedule 13G/A                         Page 5 of 5 pages

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable

Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST-KNOX NATIONAL BANK,
TRUST DEPARTMENT,
TRUSTEE

By:       /S/ David R. Irvin

Title:    Vice President & Trust Officer

Dated:    As of December 31, 1996

Page 5 of 5 Pages